Exhibit (h)(10)

Fee Waiver and Recoupment Arrangement for Western Asset Institutional U.S. Treasury Obligations Money Market Fund (the “New Feeder Fund”)

WHEREAS:	Legg Mason Partners Fund Advisor, LLC (the “Manager”) has agreed to waive fees and/or reimburse operating expenses to the extent necessary so that the annual ordinary operating expenses (exclusive of interest, taxes, brokerage commissions, extraordinary expenses and acquired fund fees and expenses) would not exceed an annual rate of 0.20% with respect to Institutional Shares, 0.40% with respect to Administrative Shares, and 0.35% with respect to Investor Shares of the New Feeder Fund, subject to recapture as described below; now therefore, as to each such class of each applicable Fund, be it

RESOLVED:	That the Board approves and agrees to this arrangement, subject to the following:

•      That this arrangement will continue for the New Feeder Fund until December 31, 2014, unless modified or terminated prior to that date by agreement of the Manager and the Board, and that this arrangement may be terminated at any time after such date by the Manager;

•      That the arrangement may be modified by the Manager to decrease total annual operating expenses of a class or the New Feeder Fund at any time;

•      That the Manager is permitted to recapture any such amounts waived or reimbursed to the New Feeder Fund within the fiscal year in which the Manager earned the fee or incurred the expense if the New Feeder Fund’s total annual operating expenses have fallen to a level below the limit described above; and

•      That in no case will the Manager recapture any amount that would result, on any particular business day of the New Feeder Fund, in the New Feeder Fund’s total annual operating expenses exceeding the limit described above or any other limit then in effect; and further

RESOLVED:	That the officers of the Trust are hereby authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions or signatures.